SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

AEye, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008183105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP #008183105	Page 2 of 15

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XVI, LLC (“KPCB XVI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,405,167 shares, except that KPCB XVI Associates, LLC (“KPCB XVI Associates”), the managing member of KPCB XVI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 13,405,167 shares, except that KPCB XVI Associates, the managing member of KPCB XVI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,405,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 3 of 15

1	NAME OF REPORTING PERSONS KPCB XVI Founders Fund, LLC (“KPCB XVI Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 458,898 shares, except that KPCB XVI Associates, the managing member of KPCB XVI Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 458,898 shares, except that KPCB XVI Associates, the managing member of KPCB XVI Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 4 of 15

1	NAME OF REPORTING PERSONS KPCB XVI Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,864,065 shares, of which 13,405,167 are directly owned by KPCB XVI and 458,898 are directly owned by KPCB XVI Founders. KPCB XVI Associates, the managing member of KPCB XVI and KPCB XVI Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,864,065 shares, of which 13,405,167 are directly owned by KPCB XVI and 458,898 are directly owned by KPCB XVI Founders. KPCB XVI Associates, the managing member of KPCB XVI and KPCB XVI Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,864,065
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 5 of 15

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XIX, LLC (“KPCB XIX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,362,303 shares, except that KPCB XIX Associates, LLC (“KPCB XIX Associates”), the managing member of KPCB XIX, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,362,303 shares, except that KPCB XIX Associates, the managing member of KPCB XIX, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 6 of 15

1	NAME OF REPORTING PERSONS KPCB XIX Founders Fund, LLC (“KPCB XIX Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 52,150 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 52,150 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 7 of 15

1	NAME OF REPORTING PERSONS Kleiner Perkins XIX Friends, LLC (“KPCB XIX Friends”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,179 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Friends, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 22,179 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Friends, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,179
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 8 of 15

1	NAME OF REPORTING PERSONS KPCB XIX Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,436,632 shares, of which 2,362,303 are directly owned by KPCB XIX, 52,150 are directly owned by KPCB XIX Founders and 22,179 are directly owned by KPCB XIX Friends. KPCB XIX Associates, the managing member of KPCB XIX, KPCB XIX Founders and KPCB XIX Friends may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,436,632 shares, of which 2,362,303 are directly owned by KPCB XIX, 52,150 are directly owned by KPCB XIX Founders and 22,179 are directly owned by KPCB XIX Friends. KPCB XIX Associates, the managing member of KPCB XIX, KPCB XIX Founders and KPCB XIX Friends may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183105	Page 9 of 15

ITEM 1(A).	NAME OF ISSUER

AEye, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES One Park Place, Suite 200

Dublin, California 94568

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Kleiner Perkins Caufield & Byers XVI, LLC, a Delaware limited liability company, KPCB XVI Founders Fund, LLC, a Delaware limited liability company, KPCB XVI Associates, LLC, a Delaware limited liability company, Kleiner Perkins Caufield & Byers XIX, LLC, a Delaware limited liability company, KPCB XIX Founders Fund, LLC, a Delaware limited liability company, Kleiner Perkins XIX Friends, LLC, a Delaware limited liability company and KPCB XIX Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers, LLC
2750 Sand Hill Road
Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, $0.0001 par value per share

ITEM 2(E).	CUSIP NUMBER 008183105

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP #008183105	Page 10 of 15

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company agreements of the Reporting Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP #008183105	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 2022

KLEINER PERKINS CAUFIELD & BYERS XVI, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #008183105	Page 12 of 15

KLEINER PERKINS CAUFIELD & BYERS XIX, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIX FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS XIX FRIENDS, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #008183105	Page 13 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP #008183105	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:    February 10, 2022

KLEINER PERKINS CAUFIELD & BYERS XVI, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #008183105	Page 15 of 15

KLEINER PERKINS CAUFIELD & BYERS XIX, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIX FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS XIX FRIENDS, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer